EXHIBIT 99.1

TD Bank Group Comments on Expected Impact of the Charles Schwab Corporation's Second Quarter Earnings

TORONTO, July 17, 2024 - TD Bank Group (the "Bank") announced today that it expects The Charles Schwab Corporation's ("Schwab") second quarter earnings to translate into approximately CDN $190 million of reported equity in net income of an investment in Schwab for the Bank's fiscal 2024 third quarter. Excluding acquisition-related charges of approximately CDN $5 million after-tax and amortization of acquired intangibles of approximately CDN $30 million after-tax, adjusted equity in net income of an investment in Schwab will be approximately CDN $225 million.

TD Bank Group will release its third quarter financial results and host an earnings conference call on August 22, 2024. Conference call and audio webcast details will be announced closer to that date.

Caution Regarding Use of Non-GAAP Information
The Bank's financial results are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP). The Bank refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used herein are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Please refer to the "Financial Results Overview – How the Bank Reports" section of the Bank's 2023 Management's Discussion and Analysis ("2023 MD&A"), as may be updated in subsequently filed quarterly reports to shareholders, for a reconciliation between the Bank's reported and adjusted results.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the 2023 MD&A in the Bank's 2023 Annual Report under the heading "Economic Summary and Outlook", under the headings "Key Priorities for 2024" and "Operating Environment and Outlook" for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading "2023 Accomplishments and Focus for 2024" for the Corporate segment, and in other statements regarding the Bank's objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements can be identified by words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "goal", "intend", "may", "outlook", "plan", "possible", "potential", "predict", "project", "should", "target", "will", and "would" and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; regulatory oversight and compliance risk; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; insider risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank's use of third parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; ; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk (including climate change); exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank's credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading "Economic Summary and Outlook", under the headings "Key Priorities for 2024" and "Operating Environment and Outlook" for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading "2023 Accomplishments and Focus for 2024" for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable law.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had $1.97 trillion in assets on April 30, 2024. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Brooke Hales, Head of Investor Relations, brooke.hales@td.com, 416-307-8647; Elizabeth Goldenshtein, Senior Manager, Corporate and Public Affairs, elizabeth.goldenshtein@td.com, 416-994-4124.